(M6 LOGO)
Paris, December 16, 2005
Vivendi Universal — TF1 — M6:
Proposed Pay-TV combination
Vivendi Universal, TF1 and M6 have announced a draft commercial agreement aimed at bringing together the pay-TV businesses of Group Canal+ and TPS in France. The new group would be controlled by Vivendi Universal.
When the new group is completed, it would be owned:
     • 85% by Vivendi Universal,
     • 9.9% by TF1, and
     • 5.1% by M6.
Vivendi’s investment may change depending on the outcome of discussions with Lagardère, but it would retain control of the new group in any event.
The draft agreement is subject to consultations with the labor relations bodies of the companies concerned and the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority), and to the approval of competition authorities.
I — The aim of this industry alliance
The aim is to develop a rich and competitive pay-TV product with strong brand names, for the benefit of consumers.
To this end, Vivendi Universal, TF1 and M6 have already adopted the following principles:
•	to combine the know-how, skills, culture and brands of Group Canal+ and TPS,

•	to strengthen the diversity and attractiveness of pay-TV by offering the best programs to current and future subscribers,

•	to support French film and broadcasting creativity, and

•	to give wider coverage to sports.

II — The background to this industry alliance
While the quality of the pay-TV products supplied by TPS and Group Canal+, and the work done by their staff, have been of great benefit to the viewing public, four major influences have emerged that have upset the overall balance of the television market in France and, in particular, the market in pay-TV.
1.	The rapid development of digital distribution technologies and their very rapid adoption by consumers, resulting in a multiplication of distribution channels for audiovisual content: ADSL, DTT, TV via mobile phone, etc.

2.	The increasing number of free offers, particularly via DTT and ADSL, offering program packages free of charge.

3.	The influx of new and powerful players. On the one hand, telecommunications operators and internet service providers (ISPs) have moved into the pay-TV market, offering combined telephone, internet and television services. These operators have disproportionately large financial resources compared to those of broadcasting companies, and they are increasingly positioning themselves in the television sector, particularly by the acquisition of rights. On the other hand, the French market is also attracting interest from large worldwide groups that are moving into the production as well the distribution sector. Finally, the current restructuring of the cable business and the possibility of offering triple- or even quad-play TV make this a very competitive method of broadcasting.

4.	A regulatory framework that does not apply in the same way to all parties. For example, telecommunications operators are not subject to any obligations, particularly as regards support for creative work and observance of pluralism, and certain channels avoid French regulations by broadcasting from abroad.
These four influences, which profoundly alter the broadcasting landscape, have led Vivendi Universal, TF1 and M6 to envisage a strategic alliance between Group Canal+ and TPS. The new group would have the critical mass necessary to handle the new competition by capitalizing on its know-how and improving the creativity, quality and diversity of its products.
Such a strategic alliance would put an end to the current French situation, which is characterized by the presence of two satellite packages. This situation, which is exceptional in Europe and now appears to be inappropriate, has resulted in a fragmented and incomplete range of products to the detriment of consumers.

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III — The practical terms of the alliance
     The agreement would be performed in the following way:
•	During the first stage, Vivendi Universal undertakes to buy a stake of 18% in TPS. After cancellation of the debt of TPS, this stake will be reduced to 15%. Vivendi Universal would pay TF1 and M6 an advance of €150 million for this purpose. During this period, TPS and Group Canal+ would retain their management autonomy and freedom of action.

•	During a second stage, after approval by the authorities concerned, the advance of €150 million would be repaid to Vivendi Universal. Vivendi Universal would then buy 85% of a new group comprising Group Canal+ and TPS, by way of an exchange of shareholdings without cash payment. The shareholdings of TF1 and M6 in this new group would be 9.9% and 5.1% respectively.

•	TF1 and M6 have decided to remain shareholders of the new group for a minimum of 3 years after the completion of the transaction. When this period expires, TF1 and M6 would have a put option at market value that would allow them to obtain the maximum benefit from the dynamism of the new group. This put option would be exercisable at a minimum guaranteed figure of €1.13 billion for the shareholding of 15%, corresponding to an overall valuation of the new group of €7.5 billion.
The terms of the draft agreement provide that Lagardère, which is a partner of Group Canal+ within CanalSat, have the option to become a shareholder of a group including the pay-TV1 activities of Group Canal+ and TPS, without diluting the investments of TF1 and M6. In any event, Vivendi Universal would, directly or indirectly, retain the majority of the share capital, and control, of the new group.
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The new group will be a major player on the French broadcasting market. It will reinvigorate and broaden the French pay-TV market, offering its subscribers and future subscribers a significantly richer and improved product.
Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal, TF1 and M6 will not be able to obtain the regulatory, competition or other approvals necessary to complete the contemplated transaction; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

[1]	All the current assets of TPS and Group CANAL+, including all the authorized share capital of CanalSat, with the exception of STUDIOCANAL, Cyfra+, the advertising agency, PSG, i< TELE and the stake of 20% in Ypso .

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